Exhibit 99.1

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on March 29, 2012 (the “Meeting”).  The total number of common shares represented at the meeting in person or by proxy was 13,664,511 or 85.76% of the total issued and outstanding common shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect Dr. Isa Odidi as a director of the Corporation.
As proposed in the management information circular for the Meeting (the “Circular”), Dr. Isa Odidi was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,929,064 (65.34%) for and 32,806 (0.24%) withheld.

Resolution to elect Dr. Amina Odidi as a director of the Corporation.
As proposed in the Circular, Dr. Amina Odidi was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until her successor is elected or appointed. This vote was conducted by a show of hands with 8,929,825 (65.35%) for and 32,045 (0.23%) withheld.

Resolution to elect John Allport as a director of the Corporation.
As proposed in the Circular, John Allport was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,930,187 (65.35%) for and 31,683 (0.23%) withheld.

Resolution to elect Bahadur Madhani as a director of the Corporation.
As proposed in the Circular, Bahadur Madhani was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,940,863 (65.43%) for and 21,007 (0.15%) withheld.

Resolution to elect Kenneth Keirstead as a director of the Corporation.
As proposed in the Circular, Kenneth Keirstead was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,940,561 (65.42%) for and 21,309 (0.15%) withheld.

Resolution to elect Dr. Eldon R. Smith as a director of the Corporation.
As proposed in the Circular, Dr. Eldon R. Smith was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,930,020 (65.35%) for and 31,850 (0.23%) withheld.

Description of Matter	Outcome of Vote

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof.
Deloitte & Touche LLP were reappointed to the office of auditors until the next annual meeting of shareholders and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands with 13,216,504 (96.72%) for and 269,453 (1.97%) shares withheld.

Resolution to approve all unallocated options, rights and entitlements under the Corporation’s stock option plan.
All unallocated options, rights and entitlements under the Corporation’s stock option plan were approved until the date of the Corporation’s annual shareholders meeting in 2015 (provided that such meeting is held on or prior to March 29, 2015).  This vote was conducted by a show of hands with a total of 2,848,974 shares voted in person or by proxy. 2,556,761 (89.74%) voted for the resolution and 292,213 (10.26%) shares voted against the resolution.

DATED the 10th day of April, 2012. INTELLIPHARMACEUTICS INTERNATIONAL INC. /s/ John Allport Name: John Allport Title: Vice President Legal Affairs and Licensing